Exhibit 3.1

FIRST AMENDMENT TO THE

BY-LAWS

OF

DASEKE, INC.

The following sets forth the first amendment to the By-laws of Daseke, Inc., a Delaware corporation, which amendment is made and shall be effective as of the 16th day of August 2020.

FIRST: The following Section 3.4 is hereby added to Article III:

Section 3.4. Chairman of the Board. The Board shall annually elect one of its members to be its chair (the “Chairman of the Board”) and shall fill any vacancy in the position of Chairman of the Board at such time and in such manner as the Board shall determine. Except as otherwise provided in these By-laws, and unless otherwise determined by the Board of Directors, the Chairman of the Board shall preside when present at all meetings of the stockholders and the Board. The Chairman of the Board shall perform any other duties and services prescribed by these By-Laws or assigned by the Board.

SECOND: The first sentence of Section 6.1 of Article VI is hereby deleted in its entirety and the following is substituted in its place:

Section 6.1. Officers. The officers of the Corporation elected by the Board shall be a Chief Executive Officer, a President, a Chief Financial Officer, a Secretary and such other officers (including, without limitation, Vice Presidents, Assistant Secretaries and a Treasurer) as the Board from time to time may determine.

THIRD: Section 6.1(a) of Article VI is hereby deleted in its entirety and the following is substituted in its place:

(a)[Reserved.]